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 **Streamline66** ✔ @streamline66 · 2m

The CEO of Phillips 66 (NYSE: PSX) is talking down the value of his own company's shares, saying they are fully valued despite 10 years of underperformance. PSX shareholders deserve steadfast leadership that sees a clear path to $200+ share price.

STREAMLINE 66



In a somewhat surprising tactic, **PSX management talked down the potential [sum-of-the-parts] upside** (i.e., [stating that the Company is] fairly valued)....

— Piper Sandler, March 2025

A Shocking Lack of Ambition at Phillips 66 | Elliott

From streamline66.com

EMAILED MATERIALS

















STREAMLINE 66

A Shocking Lack of Ambition

Phillips 66 (NYSE: PSX) stock has underperformed its peers for a decade. Now, the CEO is talking down the value of his own company's shares, saying they are already fully valued.

Strong leadership aims to beat and raise expectations. Weak leadership works to lower expectations.

"In a somewhat surprising tactic, PSX management talked down the potential [sum-of-the-parts] upside (i.e., [stating that the Company is] fairly valued)...." – Piper Sandler, March 2025

Elliott and Wall Street Analysts See Profound Stock Price Upside

Elliott View of Value

UPSIDE +65%
Streamline66
$200
Unaffected Stock Price
$120

(1) Source: Bloomberg as of February 7, 2025. (2) Price target is based on Elliott's internal calculations. More information and analysis can be found at Streamline66.com.

Read More Here

UNDERMINED
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STREAMLINE 66

Our mailing address is:
Streamline 66 40 W 57th St Fl 31 10019-4044 New York, NY 10019-4001 USA

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ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

A SHOCKING LACK OF AMBITION

Phillips 66 (NYSE: PSX) stock has underperformed its peers for a decade. Now, the CEO is talking down the value of his own company's shares, saying they are already fully valued….

Read More Here

ELLIOTT'S LETTER TO THE BOARD OF PHILLIPS 66

Dear Members of the Board:

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. (together with such funds, "Elliott" or "we"). We have an investment of more than $2.5 billion in Phillips 66 (the "Company" or "Phillips"), making us one of your top five investors.

As you know, this is not the first time we have publicly shared our views on Phillips' opportunities and challenges. In November of 2023, we published a letter to the Board noting the Company's ambitious targets in the areas of operational improvement, portfolio-streamlining and improved capital return to shareholders.

Read Full Letter Here →



ELLIOTT'S STREAMLINE66 PRESENTATION

February 11, 2025

Download Presentation →

NOMINEES

Elliott has nominated seven highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman

Former CEO of **Motiva Enterprises** Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former President and COO of **Targa Resources**



Alan J. Hirshberg

Former EVP, Production, Drilling and Projects at **ConocoPhillips**



Gillian A. Hobson

Former M&A and Capital Markets Partner at **Vinson & Elkins**, with significant focus on midstream transactions



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**



John Pike

Partner at **Elliott Investment Management**

MATERIALS



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS



Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR













Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025

Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

March 24, 2025

Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025

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Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 26, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 26, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 26, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 26, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 26, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

A SHOCKING LACK OF AMBITION

Phillips 66 (NYSE: PSX) stock has underperformed its peers for a decade. Now, the CEO is talking down the value of his own company's shares, saying they are already fully valued.

STRONG LEADERSHIP AIMS TO BEAT AND RAISE EXPECTATIONS.
WEAK LEADERSHIP WORKS TO LOWER EXPECTATIONS.

PHILLIPS 66 LEADERSHIP IS WILLING TO UNDERMINE ITS OWN STOCK PRICE IN PURSUIT OF SELF-PRESERVATION

"In a somewhat surprising tactic, PSX management talked down the potential [sum-of-the-parts] upside (i.e., [stating that the Company is] fairly valued)…."

– Piper Sandler, March 2025

After recent meetings with Phillips 66, some investors shared with us their impression that the CEO was pitching a short thesis on his own company's stock. One investor concluded that the management team must be more concerned about maintaining their compensation than increasing the stock price.

These sentiments echoed statements in a recent Elliott-sponsored, third-party survey of institutional investors:

> ❝ **"The biggest issue for Phillips, in my opinion, is that they are not at all focused on creating shareholder value. They are focused on status quo."**
>
> – Phillips 66 Shareholder A

> ❝ **"If I were being harsh, and I think it is appropriate, I would almost say that they are just trying to coast along."**
>
> – Phillips 66 Shareholder B

WE AND WALL STREET ANALYSTS SEE PROFOUND STOCK PRICE UPSIDE

Elliott View of Value

UPSIDE +65%

Unaffected Stock Price[1]
$120

Streamline66
$200[2]

(1) Source: Bloomberg as of February 7, 2025. (2) Price target is based on Elliott's internal calculations. More information and analysis can be found at Streamline66.com.

> "[We] believe PSX is currently trading below its SOTP and could see meaningful upside in a breakup scenario..."
>
> – Scotiabank, February 2025

Scotiabank

> "[There is] significant upside to a SOTP-based valuation..."
>
> – J.P. Morgan, February 2025

J.P.Morgan

> "[Our view is] that PSX is undervalued – and there is merit to shining a light on embedded value."
>
> – Wolfe Research, February 2025

WOLFE
RESEARCH

THE CHOICE FOR SHAREHOLDERS











✗ Complacent leadership that does not see any upside opportunity

✓ Highly credible independent directors nominated by a shareholder that sees a clear path to a $200+ share price

UNDERMINED
UNTAPPED
PHILLIPS
66
UNDERVALUED

STREAMLINE66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 26, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 26, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 26, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 26, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 26, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.